UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Changes in Board and Committee Composition

The board of directors (the “Board”) of Lotus Technology Inc. (the “Company”) has appointed Ms. Catherine Cai as a new independent director of the Board and a member of the audit committee, compensation committee, and nominating and corporate governance committee of the Board, effective immediately. The Board has determined that Ms. Cai satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act.

Ms. Catherine Cai has more than three decades of experience in China's investment banking industry and has held senior positions at international investment banks. She served as the Group Managing Director, Global Executive Vice Chairman, and Chairman of Greater China at UBS from 2018 to 2024. Prior to that, she was the Managing Director, Chairman and Head of China at Citigroup from 2016 to 2018. Ms. Cai also held the position of Managing Director, Chairman and Head of China Investment Banking at Bank of America Merrill Lynch. Ms. Catherine Cai obtained her bachelor’s degree in law from Peking University.

Mr. Nathan Ning Yu has tendered his resignation as a member of the audit committee, compensation committee, and nominating and corporate governance committee of the Board, effective immediately. Mr. Yu will continue to serve as a director on the Board.

Following these changes, (i) the audit committee of the Board will be composed of Ms. Ada Yunfeng Yan, Mr. Anish Melwani and Ms. Catherine Cai, all of whom are independent directors; (ii) the compensation committee of the Board will be composed of Mr. Donghui Li, Mr. Anish Melwani and Ms. Catherine Cai, with both Mr. Melwani and Ms. Cai being independent directors; and (iii) the nominating and corporate governance committee of the Board will be composed of Mr. Donghui Li, Ms. Ada Yunfeng Yan and Ms. Catherine Cai, with both Ms. Yan and Ms. Cai being independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Alexious Kuen Long Lee
Name	:	Alexious Kuen Long Lee
Title	:	Director and Chief Financial Officer

Date: March 31, 2025